SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 31, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO DELIVER EQUIPMENT FOR GROUNDWOOD PULP AND PAPER MAKING PROCESSES TO MYLLYKOSKI GROUP

SIGNATURES

Date     December 31, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO DELIVER EQUIPMENT FOR GROUNDWOOD PULP AND PAPER MAKING
PROCESSES TO MYLLYKOSKI GROUP

(Helsinki, Finland, December 31, 2004) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso to deliver equipment for groundwood pulp and paper making processes to Myllykoski Group

Metso Paper will deliver equipment for groundwood pulp and paper making processes to Myllykoski Group’s paper mills in Germany, Finland and the United States. Metso’s units in Jyväskylä, Järvenpää, Turku, Valkeakoski and Tampere in Finland, as well as Sundsvall in Sweden and Atlanta in the United States will participate in the deliveries. The total value of the orders will amount to close to 40 million euros.

Metso Paper will rebuild the PM 11 of MD Plattling in Bavaria, Germany. The rebuild of the paper machine producing light-weight, coated magazine papers will comprise a new headbox, a wire section, rebuild of the press section as well as modifications of the dryer section. The delivery will also include auxiliary equipment for the machine sections to be rebuilt. In order to further improve the efficiency of the paper making process Metso will also renew the groundwood department of the mill which will enable raising the capacity of the mill’s groundwood production. The rebuilt PM 11 will be started up in December 2005.

Metso Paper will deliver the main equipment of a peroxide bleaching plant for PM 6-7 of Myllykoski Paper’s Anjalankoski Mill in Finland. In addition to the main equipment, the order includes preparation of the bleaching chemicals as well as Metso Automation’s process control system with necessary field instruments. The target of the delivery is to improve the quality competitiveness of the SC paper produced. The plant will be ready for taking into production in early 2006.

Metso Paper will deliver an expansion of the mill’s pressure groundwood plant to Madison Paper Industries in Madison, ME, USA. The delivery will include a new grinder, which will be the mill’s 6th one, together with an update and extension of Metso Automation’s process control system. The project will be delivered in October 2005.

MD Lang Papier, Myllykoski North America and Myllykoski Paper make up the Myllykoski Group, which has mills in Germany, Finland, Switzerland and the United States. The combined annual production capacity of this family of paper mills is roughly 2.5 million tonnes. In total about 3,800 persons work for the Myllykoski Group. In 2003 net sales were EUR 1,4 billion.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Harri Kuosa, Vice President, Sales, Paper Business Line, Metso Paper,
tel. +358 40 528 2047

Jari Koikkalainen, Senior Vice President, Sales, Fiber Business Line, Metso Paper,
tel. +358 40 838 8950

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.